EXHIBIT 4.4

                        DESCRIPTION OF AXA SHAREPLAN 2006

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             NOTE: Set forth below is an English summary of excerpts from the minutes of a Meeting of the Ordinary and Extraordinary Shareholders of AXA held on April 20, 2005. This English version is only a summary, and not a literal translation, of the French language minutes of such Meeting and has been prepared to comply with the requirements of the Securities and Exchange Commission. The English version does not create or evidence any obligations of the Registrant, nor does it create rights in any person. In event of any inconsistency between this English language version and the French original, the latter will control.

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At a Meeting of the Ordinary and Extraordinary Shareholders held in Paris,
France, on April 20, 2005 the shareholders have authorized the Management Board (directoire) of AXA to issue shares to employees and former employees (collectively, the "Beneficiaries") of its French and foreign subsidiaries participating in a group savings plan of AXA. The Board's authority to issue shares will continue in effect for 26 months from the date of the Meeting of Shareholders. The issuance of shares will be made subject to the conditions provided for in of Article L. 225-138-1 and L. 225-129-6 of the French commercial code (Republic of France).

For the AXA Shareplan 2005, the nominal amount of the capital increase was
(Euro)38,601,843.00 corresponding to the immediate or deferred issuance of 16,856,700 shares. Consequently, for the Shareplan 2006 the maximum number of shares that may be issued will not exceed a nominal value of 111,398,156.07 euros.

The subscription price will be definitively established by the Management Board.

The authorization conferred on the Management Board by the shareholders to issue shares includes the express waiver by the shareholders, in favor of the Beneficiaries, of their preferential right to subscribe for the shares that will be issued.

The Management Board is granted all authority to effect the foregoing including, without limitation, the following:

     o to determine the subscription period applicable;

     o to fix the terms and conditions of share issuances under the plan;

     o to take such actions as it considers necessary to effect any of the foregoing.